

Mail Stop 3720

September 28, 2017

Jacques Kerrest
Chief Financial Officer
Intelsat S.A.
4, rue Albert Borschette
L-1246 Luxembourg

      Re: Intelsat S.A.
             Form 20-F for Fiscal Year Ended December 31, 2016
             Response dated September 18, 2017
             File No. 1-35878

Dear Mr. Kerrest:

We have reviewed your September 18, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Report of Independent Registered Public Accounting Firm, Page F-2

We note your response to our comment and re-issue our comment as the audit report filed contains a significant omission. In the first sentence of the audit opinion, your auditors only identified the consolidated balance sheets of Intelsat S.A. and subsidiaries. Please amend your filing to include an audit report that clearly identifies all of the financial statements that are audited. Please refer to PCAOB Auditing Standards 3101.06-08. In addition the audit report should refer to the supplemental statement schedule included in the index at page F-1, as required in Article 12 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Charles Eastman, Senior Staff Accountant at (202) 551-3794 or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Staff Attorney, at (202) 551-3778 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications